[Debevoise & Plimpton LLP Letterhead]

September 8, 2009

VIA EDGAR AND BY HAND

Dietrich King

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4631

Re:	BWAY Holding Company
Registration Statement on Form S-3
Filed August 5, 2009
File No. 333-161070

Dear Mr. King:

This letter sets forth the responses of BWAY Holding Company (the “Company”) to the comments contained in your letter, dated August 13, 2009, relating to the Registration Statement on Form S-3 of the Company (the “Shelf”) filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2009. The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Shelf. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Shelf filed on August 5, 2009. We have also enclosed with the paper copy of this letter supplemental materials requested by the Staff.

Dietrich King
Division of Corporation Finance	2	September 8, 2009

General

1.	We note that you are proposing to register the resale of up to 12,071,218 shares of your common stock on behalf of Kelso Investment Associates VI, L.P., KEP VI, LLC, Warren J. Hayford and Magnetite Asset Investors III L.L.C. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling stock holders, we believe this transaction might be a primary offering. Please provide us with your analysis as to why this offering is a secondary offering under Rule 415(a)(1)(i) and not an indirect primary offering under Rule 415(a)(1)(x) for which the selling stock holders should be identified as underwriters. In your analysis, you may wish to address the following factors: (a) how long the selling stock holders have held the securities, (b) the circumstances under which they received them, (c) their relationship to you, (d) the amount of securities involved, (e) whether the selling stock holders are in the business of underwriting securities, and finally, (f) whether under all the circumstances it appears that the selling stock holders are acting as a conduit for you. Please refer to Question 612.09 of the Division’s Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

As discussed below, the Company supplementally advises the Staff that Kelso Investment Associates VI, L.P. and KEP VI, LLC (the “Kelso affiliates”) formed the Company (formerly known as BCO Holding Company) in 2002 for the purpose of acquiring BWAY Corporation (“BWAY”). In February 2003, the Company’s subsidiary, BCO Acquisition Inc., merged with and into BWAY and each share of the common stock of BWAY was cancelled and converted into the right to receive cash (the “Merger”). Immediately prior to the Merger, certain continuing investors, including Mr. Warren J. Hayford, then BWAY’s Vice-Chairman and Mr. Hayford’s wife, a BWAY stockholder, exchanged a portion of their shares of BWAY common stock and BWAY stock options for 1,193,192 shares and options to purchase 670,834 shares of the Company’s common stock pursuant to exchange agreements. As a result of the Merger, all of the capital stock of BWAY was held by the Company and the Kelso affiliates owned 7,800,000 shares of the Company’s common stock. Concurrently with closing of the Merger, Magnetite Asset Investors III L.L.C. (“Magnetite”) purchased 200,000 shares of the Company’s common stock pursuant to an investor subscription agreement.

In July 2004, BWAY acquired all of the outstanding common stock of North American Packaging Corporation (“NAMPAC”) and the Kelso affiliates purchased 1,630,983 additional shares of the Company’s common stock to fund the NAMPAC

Dietrich King
Division of Corporation Finance	3	September 8, 2009

acquisition. Pursuant to a securityholders agreement entered into in connection with the Merger, Mr. Hayford and Magnetite had the right to participate in the equity investment by the Kelso affiliates and acquired 90,964 shares (together with Mrs. Hayford) and 35,177 shares of the Company’s common stock, respectively.

In June 2007, the Company conducted an initial public offering of its common stock (the “IPO”) and, prior thereto, effected a stock split of 1.87081603410564 for one share of its common stock. In connection with the IPO, the securityholders agreement was terminated and the Kelso affiliates entered into a nominating agreement with the Company whereby the Company includes in the slate of nominees recommended to stockholders for election as directors a number of individuals designated by the Kelso affiliates based on the aggregate beneficial ownership percentage of the Kelso affiliates. Each of the Kelso affiliates, Mr. and Mrs. Hayford and Magnetite sold shares in connection with the IPO and held 9,928,103 shares, 2,737,009 shares (together with Mrs. Hayford) and 247,574 shares, respectively, after the IPO. Since then, Mrs. Hayford’s shares have been transferred by her estate to the various trusts of which Mr. Hayford is the beneficial owner.

In August 2009, the Kelso affiliates requested that the Company effect the registration of their shares pursuant to a registration rights agreement entered into in connection with the Merger and the Company complied with its obligation by filing the Shelf. Mr. Hayford and Magnetite requested that their shares also be registered in connection with the registration of the Kelso shares pursuant to the registration rights agreement and their shares were therefore included in the Shelf.

The Company believes that the aforementioned facts support its belief that this is a secondary offering by the selling stockholders and that such selling stockholders should not be identified as underwriters. The selling stockholders have held the significant majority of the shares that are being registered pursuant to the Shelf for over six years and the remainder for over five years and they received these shares in connection with an investment they made in the Company. None of the selling stockholders acquired them with the intent to distribute, but instead assumed the market risk in connection with their investment. In addition, none of the selling stockholders are in the business of underwriting securities. Finally, the Company cannot control if, when, how, at what prices and what amounts the selling stockholders will sell, and will receive no proceeds or other benefit from the sale of such shares.

Selling Stockholders, page 9

2.

Please disclose how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement. The background of the issuances to the selling stockholders and the nature of the arrangements, agreements, and relationships with the company does not appear to be complete and should include, for each selling stockholder, a discussion of the date of the

Dietrich King
Division of Corporation Finance	4	September 8, 2009

transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holders, and the private placement agent, if any. Please present this information in a concise and easy-to-understand fashion and provide us with clearly labeled courtesy copies of the underlying documents that govern the rights of the security holders as they relate to the resale offering.

The Company has revised the disclosure under the caption “Selling Stockholders” in Amendment No. 1 in response to the Staff’s comment. In addition, the Company has included a courtesy copy of the registration rights agreement with the paper copy of this letter.

3.	Please disclose any position, office or other material relationship that any selling stock holder has had within the past three years with you or any of your predecessors or affiliates. Please refer to Item 507 of Regulation S-K.

The Company has revised the disclosure under the caption “Selling Stockholders” in Amendment No. 1 in response to the Staff’s comment.

4.	With regard to Kelso Investment Associates VI, L.P., KEP VI, LLC, and Magnetite Asset Investors III L.L.C., please tell us whether any of these selling stockholders are registered broker-dealers or affiliates of a registered broker dealer. Please be advised that all selling stockholders who are registered broker dealers or affiliates of broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of registered broker-dealers, please disclose whether (a) the selling stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to provide this disclosure on behalf of the selling stock holders please identify the selling stockholder as an underwriter.

The Company supplementally advises the Staff that the Kelso affiliates have informed the Company that they are not registered broker-dealers or affiliates of registered broker-dealers.

Magnetite has informed the Company that it is not a registered broker-dealer. Magnetite’s investment manager and managing member, BlackRock Financial Management, Inc., is an indirect wholly owned subsidiary of BlackRock, Inc. (“BlackRock”), a publicly traded company. BlackRock Investments, LLC and BlackRock Capital Markets, LLC, wholly owned subsidiaries of BlackRock, are broker-dealers. Merrill Lynch & Co., Inc. (“Merrill Lynch”), a wholly owned subsidiary of Bank of America Corporation (“BAC”), owns approximately 46.3 % of the total capital

Dietrich King
Division of Corporation Finance	5	September 8, 2009

stock of BlackRock on a fully diluted basis as of June 30, 2009 and The PNC Financial Services Group, Inc. (“PNC”) owns approximately 30.8% of the total capital stock of BlackRock on a fully diluted basis as of June 30, 2009. Merrill Lynch and PNC own approximately 4.6% and 43.9% of BlackRock’s voting common stock as of June 30, 2009, respectively. Merrill Lynch, Pierce, Fenner & Smith Incorporated is a registered broker-dealer that is affiliated with Merrill Lynch. Merrill Lynch directly or indirectly owns various other registered broker-dealers. Banc of America Investment Services, Inc. and Bank of America Securities LLC are registered broker-dealers affiliated with BAC. Each of PNC Investments, LLC, PNC Capital Markets, Inc., PFPC Distributors, Inc., BlackRock Distributors, Inc., Persimmon Securities, Inc., MGI Funds Distributors, Inc., Northern Funds Distributors, LLC, ABN AMRO Distribution Services (USA), Inc., Mercantile Brokerage Services, Inc., Northern Trust Securities, Inc., PNC Brokerage Corp, and Harris Williams LLC is a registered broker-dealer that is wholly owned by PNC.

On June 16, 2009, BlackRock announced that the Board of Directors of Barclays PLC accepted BlackRock’s offer to acquire Barclays Global Investors (“BGI”). The acquisition includes BGI’s exchange traded fund platform, iShares. The transaction is expected to close in the fourth quarter of 2009 following approval by Barclays PLC’s shareholders, the receipt of client consents and regulatory approvals, and satisfaction of customary closing conditions. The transaction would create an independent and fully integrated asset management firm.

The Company has revised the disclosure in the endnotes to the beneficial ownership table under the caption “Selling Stockholders” in Amendment No. 1 in response to the Staff’s comment.

5.	Please identify by name the natural persons who exercise voting or investment control or both with respect to Magnetite Asset Investors III L.L.C. Please refer to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website. We also note that there is no endnote (3) to the selling stock holder table corresponding to Magnetite Asset investors III L.L.C. Please revise the endnotes to the table accordingly.

The Company has revised the disclosure in the endnotes to the beneficial ownership table under the caption “Selling Stockholders” in Amendment No. 1 in response to the Staff’s comment.

Plan of Distribution, page 10

6.	Please disclose that the selling stock holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales covered by the registration statement. You should modify this disclosure to the extent any of the selling stock holders are underwriters.

Dietrich King
Division of Corporation Finance	6	September 8, 2009

The Company has revised the disclosure under the caption “Plan of Distribution” in Amendment No. 1 to add that the selling stockholders may be deemed underwriters within the meaning of the Securities Act in connection with any sales covered by the prospectus in response to the Staff’s comment.

Part II

Item 17. Undertakings, page II-2

7.	Please tell us why you have included the undertaking set forth in Item 512(i) of Regulation S-K.

The Company has revised the disclosure in Amendment No. 1 to delete the undertaking set forth in Item 512(i) of Regulation S-K in response to the Staff’s comment.

Dietrich King
Division of Corporation Finance	7	September 8, 2009

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If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (212) 909-6036.

Sincerely,

/s/ Steven J. Slutzky

Steven J. Slutzky

Debevoise & Plimpton LLP

cc:	Michael Clauer
BWAY Holding Company
Jim Connors
Kelso & Company
Frank Gordon
BlackRock Kelso
Warren Hayford